SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 26, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                    The Contractor of CNOOC Ltd. Announced
             Partial Deformation of the Jacket for PY30-1 Project

(Hong Kong, June 26, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that its contractor, Offshore Oil Engineering Corporation Ltd ("Offshore Oil Engineering"), during the examination of the jacket by ROV, discovered partial deformation in parts of the underwater structure of the jacket for PY30-1 project. Up to now, there has been no casualty or other damages to equipment because the problems were identified early and prompt measures have been taken. According to preliminary analysis, this deformation has changed the safety factor of the jacket and has some impact on the platform safety issue.

Offshore Oil Engineering has issued an announcement today regarding the above problems (http://cnoocengineering.com/yingwen/index_e.html).

Due to the complexity of the problems, Offshore Oil Engineering will organize experts to conduct further investigation and analysis. Currently, Offshore Oil Engineering has started emergency plan and has taken active measures to prepare for a program for restoration.

To effectively minimize engineering risks, the Company has bought CAR (Construction All Risks) insurance for the engineering and installation operations of PY30-1 project. This project is located in the Pearl River Mouth basin in Eastern South China Sea, about 240 kilometers southeast of Hong Kong. The average water depth is around 200 meters.

Mr. Zhou Shouwei, President of the Company commented: " We will work closely with Offshore Oil Engineering to ensure a timely and appropriate solution to the relevant engineering problems. PY30-1 project is scheduled to come on stream next year, therefore, this incident will not have significant impact on our production and operation this year."
                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CNOOC Limited


                                      By:  /s/ Victor Zhikai Gao
                                           -------------------------
                                           Name:   Victor Zhikai Gao
                                           Title:  Company Secretary



Dated: June 26, 2006